                            DIGITAL ROOSTER.COM LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS


                                DECEMBER 31, 2003

                     (Amounts expressed in Canadian Dollars)

                                   (UNAUDITED)



                                    CONTENTS


                                                                            Page
Consolidated Balance Sheets as of December 31, 2003
and March 31, 2003                                                           1

Consolidated Statements of Operations and Deficit for the three and nine
months periods ended December 31, 2003 and December 31, 2002                 2

Consolidated Statements of Cash Flows for the three and nine
months periods ended December 31, 2003 and December 31, 2002                 3

Condensed Notes to Consolidated Financial Statements                         4

                                    DIGITAL ROOSTER.COM LTD.
                                  CONSOLIDATED BALANCE SHEETS
                           As at December 31, 2003 and March 31, 2003
                                          (UNAUDITED)


                                                           AS AT DECEMBER 31    AS AT MARCH 31
                                                                 2003                2003
ASSETS

Current
Cash                                                      $            3,066   $        11,610
Accounts Receivable                                                   22,512            56,180
Prepaid Expenses and sundry receivables                               18,383            18,730
Total Current Assets                                                  43,961            86,520
                                                          -------------------  ----------------

Capital Assets                                                        80,598           101,913
                                                          -------------------  ----------------

TOTAL ASSETS                                              $          124,559   $       188,433
                                                          ===================  ================

LIABILITIES

Current
Accounts payable and accrued liabilities                  $          819,557   $       769,893
Income Tax payable                                                     2,415             2,415
Convertible note payable (Note 3)                                    114,944           117,544
Convertible notes payable at the Company option (Note 4)             123,056                 -
Deferred Revenue                                                           -             3,346
Loans payable (Note 5)                                                     -            30,779

Note payable (Note 6)                                                      -            15,000

Due to Shareholders (Note 7)                                         396,911           250,736
                                                          -------------------  ----------------

Total Current Liabilities                                          1,456,884         1,189,713
                                                          -------------------  ----------------

SHAREHOLDERS' EQUITY

Capital Stock (Note 8)                                             2,301,881         2,132,082

Deficit                                                           (3,634,206)       (3,133,362)
                                                          -------------------  ----------------

Total Shareholders' Equity                                        (1,332,325)       (1,001,280)
                                                          -------------------  ----------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $          124,559   $       188,433
                                                          ===================  ================

See accompanying notes to unaudited consolidated financial statements.

On behalf of the Board:

"Brad Estra"     ,  Director of the Board
------------------

"Wayne Doss"     ,  Director of the Board
------------------


                                                                              1.
--------------------------------------------------------------------------------

                                 DIGITAL ROOSTER.COM LTD.
                      CONSOLIDATED STATEMENT OPERATIONS AND DEFICIT
                                       (UNAUDITED)


                                     3 months period ended       9 months period ended
                                          December 31                  December 31
                                      2003          2002          2003           2002
SALES                                   68,358   $   440,836       408,181   $ 1,143,608

COST OF SALES                           34,027       188,401        83,061       336,807
                                  -------------  -----------  -------------  ------------

Gross Profit                            34,331       252,435       325,120       806,801
                                  -------------  -----------  -------------  ------------

EXPENSES
Administrative                         180,300        99,853       600,469       609,552
Selling                                     97        25,915        41,781       133,833
Bandwidth and Computer Expenses         22,264        97,874        84,410       242,070
Capital Assets Amortization              7,321        15,294        21,963        46,537
Interest                                 1,097         5,646        16,839        10,225
                                  -------------  -----------  -------------  ------------

NET PROFIT (LOSS)                 $   (176,748)  $     7,853  $   (440,342)     (235,416)
                                  =============  ===========  =============  ============

BASIC EARNINGS/LOSS PER SHARE     $      (0.04)  $      0.00  $      (0.10)  $     (0.15)

Weighted average number
of common shares outstanding         4,378,639     1,601,551     4,378,639     1,601,551

See accompanying notes to unaudited consolidated financial statements.


                                                                              2.
--------------------------------------------------------------------------------

                                       DIGITAL ROOSTER.COM LTD.
                                 CONSOLIDATED STATEMENT OF CASH FLOWS
                                              (UNAUDITED)


                                               3 months period ended        9 months period ended
                                                     December 31                  December 31
                                                  2003           2002          2003           2002
OPERATING ACTIVITIES

Net Profit (Loss)                             $   (176,748)  $     7,853   $   (440,342)  $  (235,415)
Adjustment for non-cash item:
Amortization of Capital Assets                       7,321        15,294         21,963        46,537
                                              -------------  ------------  -------------  ------------
                                                  (169,427)       23,147   $   (418,379)  $  (188,878)

Changes in non-cash operating                      (38,475)      (36,029)        63,832      (108,831)
                                              -------------  ------------  -------------  ------------
assets and liabilities
CASH EXPENDED IN OPERATING ACTIVITIES             (207,902)      (12,882)      (354,547)     (297,709)
                                              -------------  ------------  -------------  ------------

INVESTING ACTIVITY
Purchase/sale of capital assets                          -        (2,751)          (648)       (6,556)
                                              -------------  ------------  -------------  ------------

CASH EXPENDED IN INVESTING ACTIVITIES                    -        (2,751)          (648)       (6,556)
                                              -------------  ------------  -------------  ------------

FINANCING ACTIVITIES

Advances from shareholders                           4,490        25,864        146,175        79,090
Convertible Notes Payable                              160             -         (2,600)            -
Convertible Notes Payable at Company Option        123,056             -        123,056             -
Note Payable                                        15,000             -              -             -
Loans Payable                                            -      (113,918)       (30,780)      (51,842)
Issuance of capital stock                           28,000       103,073        110,799       270,355
                                              -------------  ------------  -------------  ------------

CASH PROVIDED BY FINANCING ACTIVITIES              170,706        15,019        346,650       297,603
                                              -------------  ------------  -------------  ------------

NET CHANGE IN CASH                                 (37,196)         (614)        (8,544)       (6,662)

CASH, BEGINNING OF PERIOD                           40,262         2,745         11,610         8,793
                                              -------------  ------------  -------------  ------------

CASH, END OF PERIOD                           $      3,066   $     2,131   $      3,066   $     2,131
                                              =============  ============  =============  ============

See accompanying notes to unaudited consolidated financial statements.


                                                                              3.
--------------------------------------------------------------------------------

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002
                                  (UNAUDITED)
================================================================================

1.   NATURE OF COMPANY'S OPERATIONS AND BASIS OF PRESENTATION

     Digital Rooster.com Ltd and its wholly owned subsidiaries Web Dream Inc., Avrada Inc., Bill Media Inc. and Pizay Investments Inc. ("the Group") derive their revenues from the generation and sale of Internet traffic, the license of video content, monthly subscriptions to the website content, advertisements displayed on its website and development and distribution of interactive one-on-one entertainment.

     As at November 1, 2002 the Company changed its name from Digital Rooster.com Inc. to Digital Rooster.com Ltd.

     In the past year the company has seen a significant reduction in its revenues due to several factors. The industry as a whole has matured and competition for fresh niche content has never been more fierce. As such the company has shifted its operating focus away from revenue opportunities that are capital intensive to launch as well as maintain. For example, the 1on1 video streaming service was revamped in order to allow models to work from the comfort of their own homes as independent operators. Digital Rooster.com Ltd. simply provides the framework and tools for these people to now run their own home based business using their own bandwidth and marketing skills. As a result the company has eliminated ninety percent of the cost of running the website since it no longer has to equip and staff a studio, pay a minimum hourly commission to attract models or pay for bandwidth. To further reduce costs the company is adopting an outsourcing model for most of its operational needs in order to continue to lower overhead. Management is confident that the massive library of content it has amassed as well as the interactive services it has developed will assist greatly in future revenue growth. The company has plans to promote revenue growth on two fronts. As announced earlier in the year the company is positioning itself to take advantage of the next generation of wireless technology. This technology will allow mobile device users to enjoy rich interactive multimedia content wherever and whenever they are connected. The industry is set to explode in Europe this coming year and Digital Rooster.com plans to capitalize on the opportunity. The company is also focusing its efforts heavily on the hospitality industry. Through its spin-off Avrada Inc. the company is seeking to deliver its products and services through a unique channel, High Speed Internet Access (HSIA) offered in hotel rooms. The company has identified strong demand for its products and has already begun to book advertising revenue through the hotel properties in which it controls HSIA.


     GOING  CONCERN  BASIS  OF  PRESENTATION

     These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern. In other than the normal course of business, the Company may be required to realize its assets and liquidate its liabilities and commitments at amounts different from those in the accompanying financial statements. Because of the operating losses of the past three years and the working capital deficiency as at December 31, 2003, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the company will attain profitable levels of operations.


2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION


     a)   Use  of  estimates


================================================================================
/Continued...                                                                 4.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002
                                  (UNAUDITED)
================================================================================

          The preparation of these consolidated financial statements, in conformity with Canadian Generally Accepted Accounting Principles, has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at December 31, 2003 and December 31, 2002 and the revenue and expenses reported for the periods then ended. Actual results may differ from those estimates.


================================================================================
/Continued...                                                                 4.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002
                                  (UNAUDITED)
================================================================================

2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS OF PRESENTATION - CONTINUED

     b)   Revenue  recognition

          Revenue from monthly subscriptions to the website is deferred upon receipt of payment and is recognized as revenue as the services are provided.

          Revenue from the license of video contents and access to the Company's website to wholesale customers is recognized as the services are provided under the terms of the contract.

          Revenue from advertisements on the website of the Company is recognized when all the significant obligations have been completed, the fees are fixed and determinable and collectability of such fees is reasonably assured. Revenue from an advertising barter transaction is recorded only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash for the similar barter transactions within the preceding six month period.

          If the fair value of the advertising surrendered in the barter transaction is not determinable, the advertising income from the barter transaction is recorded based on the carrying amount of the advertising surrendered, which is generally nil.

          Revenue from web traffic is recognised when all significant obligations are completed, the fees are fixed and determinable and collect ability of the fees is reasonable assured.


     c)   Capital  assets

          Capital assets are recorded at cost, less accumulated amortization. Amortization is provided over the estimated useful lives of the assets as follows:

          Furniture and fixtures      - 20% declining balance
          Leasehold improvements      - 20% straight line
          Computer hardware           - 30% declining balance
          Computer software           - 100% declining balance

          Capital assets purchased during the period are amortized at one-half of the above stated rates.


================================================================================
/Continued...                                                                 5.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002
                                  (UNAUDITED)
================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - CONTINUED

     d)   Income  taxes

          The Company follows the asset and liability approach to accounting and reporting for income taxes.

          The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the period.

          The Company provides a valuation allowance to reduce future income tax assets when it is more likely than not that the asset will not be realized.

     e)   Foreign  currency  translation

          The reporting currency in these consolidated financial statements is the Canadian dollar. Accordingly, assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the exchange rate prevailing at the balance sheet date other than common stock, which has been translated at historical rates. Results of operations have been translated at the average exchange rate for the period.

     f)   Costs  of  raising  capital

          Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.


     g)   Intangible  assets

          Intangible assets consist of in process research and development and Software developed for the one to one video conferencing industry. The Company regularly reviews the carrying values of its intangible assets for any impairment. The Company supports the carrying value of these assets based on the undiscounted value of expected future cash flows. If the Company determines impairment in value of the intangible assets, an appropriate amount will be charged to the consolidated statements of operations.

     j)   Loss  per  share

          The Company has adopted the treasury stock method of calculating diluted earnings/loss per share. Under this method, the exercise of options is assumed to have occurred at the beginning of the period and the related common shares are assumed to have been issued at that time. The proceeds from the exercise are assumed to have purchased common shares of the Company for cancellation at the average market price during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/loss per share calculation. The dilutive loss per share has not been calculated, as the effect on the loss per share would be anti-dilutive.


================================================================================
/Continued...                                                                 6.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002
                                  (UNAUDITED)
================================================================================

3.   CONVERTIBLE  NOTES  PAYABLE

     The convertible notes payable are non-interest bearing, unsecured and payable within one year from the date of the note payable. The notes are convertible, at the option of the lenders, at a conversion rate of US $12.50 per common share for a total of approximately 6,400 common shares.

4.   CONVERTIBLE  NOTES  PAYABLE  AT  COMPANY  OPTION

     The convertible notes payable are non-interest bearing, unsecured and payable within one year from the date of the note payable. The notes are convertible, at the option of the company, at the rate of US $10.00 per common share for a total of approximately 9,500 shares of Avrada Inc, with one warrant attached to each share to purchase one share at an exercise price of $0.20 USD of Avrada Inc for the duration of twelve months from the date of the note payable.

5.   LOANS  PAYABLE

     The loans payable are unsecured, bear no interest and have no fixed terms of repayment.

6.   NOTE  PAYABLE

     The company's wholly-owned subsidiary, Pizay Investments Inc. ("Pizay"), entered into an agreement with ProAm Exploration Corporation with an exclusive option to acquire an undivided 10% interest in the property. As a part of the agreement, a non-interest bearing demand note payable of $90,000 was issued. The agreement was terminated in 1999. The non-interest bearing note arising from a dispute in 1999 was settled for $15,000 in cash in July, 2003.


7.   DUE  TO  SHAREHOLDERS

     Shareholders' advances are unsecured, bear no interest and while there are no fixed terms of repayment, the lenders have agreed not to demand payment before July 1, 2004.


================================================================================
/Continued...                                                                 7.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002
                                  (UNAUDITED)
================================================================================

8.   CAPITAL  STOCK

     i)   Authorized

     Unlimited number of Common shares

     Issued - Common shares                              Number       Amount

     Balance as at April 1, 2001                       32,830,866    1,350,126

     Issued for cash                                    3,505,000      420,600
                                                      ------------  ----------

     Balance as at March 31, 2002                      36,335,866    1,770,726

     Issued for cash                                   34,877,357      224,116

     Issued for consulting services                     9,000,000       45,000

     Effect on consolidation of shares on 50:1 basis  (78,608,959)           -
                                                      ------------  ----------

                                                        1,604,264    2,039,842

     Issued for cash                                      526,400       59,240

     Issued for cash on exercise of options                77,000       19,250

     Issued on acquisition of  "Real 1-on-1 Inc."         235,000       58,750

     Stock options granted                                      -       14,000
                                                      ------------  ----------

     Balance as at March 31, 2003                       2,442,664    2,191,082
                                                      ------------  ----------

     Issued for cash                                      850,975       42,548

     Issued for consulting services                        35,000        1,750

     Balance as at June 30, 2003                        3,328,639    2,235,380
                                                      ------------  ----------

     Issued for cash                                      650,000       38,500

     Balance as at September 30, 2003                   3,978,639    2,273,880
                                                      ------------  ----------

     Issued for cash                                      400,000       28,000

     Balance as at December 31, 2003                    4,378,639   $2,301,880
                                                      ============  ==========

During the 2003 Fiscal Year, the Company consolidated its common shares on 50:1 basis. The issued common shares disclosed above are presented on a consolidated basis retroactively.


================================================================================
/Continued...                                                                 8.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002
                                  (UNAUDITED)
================================================================================

8.   CAPITAL STOCK - CONTINUED


     ii)  Stock  Options

          The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. Presented below is a summary of stock option plan activity:

                                                Wt. Avg.                 Wt. Avg.
                                                Exercise     Options     Exercise
                                       Number     Price    Exercisable     Price
                                      --------  ---------  ------------  ---------
          Balance, April 1, 2001       34,920   $   12.50       34,920   $   12.50

          Cancelled                    (8,580)      12.50       (8,580)      12.50
          Granted                      12,470       12.50       12,470       12.50
                                      --------  ---------  ------------  ---------
          Balance, March 31, 2002      38,810   $   12.50       38,810   $   12.50

          Cancelled                   (34,940)      12.50      (34,940)      12.50
          Granted                     467,000        0.25      467,000        0.25
          Exercised                   (77,000)       0.25      (77,000)       0.25
                                      --------  ---------  ------------  ---------
          Balance, March 31, 2003     393,870   $    0.25      393,870   $    0.25
                                      ========  =========  ============  =========

          Balance, December 31, 2003  393,870   $    0.25      393,870   $    0.25
                                      ========  =========  ============  =========

     Options outstanding and exercisable at December 31, 2003 are as follows:

                 Outstanding                                             Exercisable
                 -----------                                             -----------
                                                                                      Wt. Avg.
                              Expiry         Remaining     Wt. Avg.                   Exercise
          Price    Number     Date             Life     Exercise Price     Number       Price
          -----  -----------  -------------  ---------  ---------------  -----------  ---------
          12.50          850  December,2010      7      $    12.50               850  $   12.50
          12.50        3,020  December,2011      8           12.50             3,020      12.50
           0.25      390,000  March,2013        10            0.25           390,000       0.25

                 -----------                                             -----------
                     393,870                                                 393,870
                 ===========                                             ===========

     Options presented after consolidation on 50:1 basis as of December 3, 2002.


================================================================================
/Continued...                                                                 9.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002
                                  (UNAUDITED)
================================================================================

9.   REVENUE  -  BARTER  TRANSACTION

     The Company entered into barter transactions with a notional value of $ 923,358 during the year ended March 31, 2002 (Nil for March 31, 2003). As the fair value of the barter transactions was not determinable, the barter transactions have not been reflected in these financial statements.


10.  LOSS  PER  SHARE

     Basic loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year. Loss per share has not been presented on a fully diluted basis, as the effect would be anti-dilutive.


11.  CHANGES  IN  NON-CASH OPERATING ITEMS AND SUPPLEMENTAL CASH FLOW DISCLOSURE

     i)   Changes  in  non-cash  operating  items:

                                                     3 months period ended        9 months period ended
                                                          December 31                   December 31
                                                      2003           2002          2003           2002
     (Increase) decrease in accounts receivable   $     19,185   $      (691)  $     33,668   $  (150,014)
     (Increase) decrease in prepaid and
     sundry receivables                                 10,825         5,830            347        (9,745)
     Increase (decrease) in deferred revenue                 -       (52,589)        (3,346)      (12,859)
     (Decrease) Increase in accounts payable and
     accrued liabilities                               (68,485)       11,421         33,163        63,787
                                                  -------------  ------------  -------------  ------------

                                                  $    (38,475)  $   (36,029)  $     68,832   $  (108,831)
                                                  =============  ============  =============  ============

12.  CONTINGENT  LIABILITIES

     a) In 1998, a claim was filed against the Company and its subsidiary seeking damages of $2,000,000 resulting from a breach of a contract. The Company has defended the claim on the basis that the contract was properly terminated. Management believes this action will not have a material adverse effect on the financial position of the Company and no provision has been accrued in these financial statements. There has been no activity on this claim in the last 12 months.

     b) In 2002, a claim for constructive dismissal was filed against the Company and its subsidiary seeking damages. Management believes that adequate provisions have been recorded in the accounts with respect to this claim. Any differences from amounts recorded will be recorded in the year when determined.


================================================================================
/Continued...                                                                10.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002
                                  (UNAUDITED)
================================================================================

13.  LEASE  COMMITMENTS

     The subsidiary of the Company is obligated under operating leases for its premises, vehicles and equipment. The lease of premises expires on June 30, 2004.

     Future minimum payments for its operating leases as at March 31, 2003 are approximately as follows:

          2004                                   $    85,000
          2005                                   $    22,000
          2006                                   $     3,000


14.  FAIR  VALUE  OF  FINANCIAL  STATEMENTS

     The Company's financial assets and liabilities are valued at management's best estimates of fair values as follows:

          (i)  Accounts  receivable

               The carrying amount is equal to the fair value due to the liquidity of the assets.

          (ii) Notes  payable,  loans  payable

               Based on maturity and interest at fixed rates, the estimated fair value is approximately equal to the carrying value.

         (iii) Accounts  payable

               The carrying value is equal to the fair value due to the requirements to extinguish the liabilities on demand.


================================================================================
/Continued...                                                                11.